UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
 (Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement Under Section 14(d)(4)
 of the Securities Exchange Act of 1934

SHARPS COMPLIANCE CORP.

(Name of Subject Company)

SHARPS COMPLIANCE CORP.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

820017101
 (CUSIP Number of Class of Securities)

W. Patrick Mulloy
 Chief Executive Officer and President
Sharps Compliance Corp.
9220 Kirby Drive, Suite 500
Houston, Texas 77054

(713) 432-0300
 (Name, address, and telephone number of person authorized
 to receive notices and communications on behalf of the persons filing statement)

Copies to:
Brandon T. Byrne
Norton Rose Fulbright US LLP
2200 Ross Avenue, Suite 3600
Dallas, Texas 75201-7932
(214) 855-7437

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 1”) amends and supplements Item 4 and Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Sharps Compliance Corp., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on July 25, 2022 (together with any amendments and supplements thereto, including this Amendment No. 2, the “Schedule 14D-9”).  This Schedule 14D-9 relates to the tender offer by Raven Houston Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Raven Buyer, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value of $0.01 per share (each such share, a “Share,” and collectively, the “Shares”) at a purchase price of $8.75 per Share (the “Offer Price”), net to the seller in cash, without interest, and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and all exhibits, amendments, and supplements thereto, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Purchaser with the SEC on July 25, 2022. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.  This Amendment No. 2 is being filed to reflect certain updates as indicated below.

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is amended and supplemented as follows:

1.
In the discussion following the caption “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger,” the fifth paragraph located on page 15 of the original Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“On May 9, 2022, the Company entered into the Confidentiality Agreement (with the requested “standstill” provisions) with Raven Parent. The Confidentiality Agreement provided that neither Raven Parent nor any of its affiliates or any of its or their representatives acting on its or their behalf would be prohibited or restricted from confidentially requesting that the Company Board waive the application of any of the “standstill” provisions. The Confidentiality Agreement further provided that if at any time a non-affiliated person were to enter into a definitive written agreement with the Company to acquire (or publicly offers to acquire in an offer that (i) has been recommended by the Company Board or (ii) the Company Board fails to recommend that the stockholders of the Company reject within 10 business days from the date of commencement of such offer) more than 50% of the outstanding capital stock of the Company or more than 50% of the consolidated assets of the Company (in each case, whether by merger, business combination, sale, exchange or lease or similar transaction), the “standstill” provisions would cease to apply.  The Company did not enter into any confidentiality agreements with any parties other than Raven Parent.”

2.
In the discussion following the caption “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger,” the sixth new paragraph located on page 14 of the original Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“On April 29, 2022, the Company Board received, on behalf of Aurora and its portfolio company Curtis Bay Medical Waste Services, a preliminary unsolicited non-binding offer letter with respect to an acquisition of all of the issued and outstanding Shares of the Company. The proposal contemplated a per share price of $8.75, in cash, which represented a 103% premium to the Company’s closing share price on The Nasdaq Capital Market as of April 29, 2022. The proposal contemplated signing a definitive merger agreement within approximately two weeks, did not contemplate a debt financing contingency, and contemplated a full equity commitment for the entire purchase price.  The proposal did not make reference to any post-transaction employment or retention in respect of the Company’s directors, officers, or employees.”

3.
In the discussion following the caption “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger,” the fourth paragraph located on page 16 of the original Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“On June 16, 2022, the Company Board received, on behalf of Aurora and its portfolio company Curtis Bay Medical Waste Services, an updated preliminary non-binding offer letter with respect to an acquisition of the issued and outstanding Shares of the Company. The proposal contemplated a per share price of $7.75, in cash, which represented a 138% premium to the Company’s closing share price on The Nasdaq Capital Market as of June 16, 2022. The proposal indicated a reduction in the per share price from Aurora’s previous offer due to factors impacting valuation, including historical earnings information publicly released by the Company after April 29, 2022. The proposal contemplated signing a definitive merger agreement within approximately two weeks, did not contemplate a debt financing contingency, and contemplated a full equity commitment for the entire purchase price. Aurora requested a 15-day exclusivity period to negotiate definitive transaction documents and complete confirmatory due diligence in consideration of the time, effort, and expense that has been expended to date on the proposed transaction.  The proposal did not make reference to any post-transaction employment or retention in respect of the Company’s directors, officers, or employees.”

4.
In the discussion following the caption “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger,” the sixth paragraph located on page 16 of the original Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“On June 17, 2022, the Company Board received, on behalf of Aurora and its portfolio company Curtis Bay Medical Waste Services, an updated preliminary non-binding offer letter with respect to an acquisition of the issued and outstanding Shares of the Company. The proposal contemplated a per share price of $8.50, in cash, which represented a 169% premium to the Company’s closing share price on The Nasdaq Capital Market as of June 17, 2022. The proposal contemplated signing a definitive merger agreement within approximately two weeks, did not contemplate a debt financing contingency, contemplated a full equity commitment for the entire purchase price, and reaffirmed the request for a 15-day exclusivity period.  The proposal did not make reference to any post-transaction employment or retention in respect of the Company’s directors, officers, or employees.”

5.
In the discussion following the caption “Financial Analysis and Opinion—Opinion of Raymond James & Associates, Inc.—Discounted Cash Flows Analysis,” the last sentence is hereby revised and supplemented and replaced in its entirety by the following:

“The present value was then divided by the number of fully diluted Shares outstanding as of June 30, 2022 (i.e., 20,211,221 fully diluted Shares) to arrive at the following reference range of implied fully diluted equity values per Share, as compared to the Offer Price and Merger Consideration of $8.75 per Share.”

6.
In the discussion following the caption “Financial Analysis and Opinion—Opinion of Raymond James & Associates, Inc.—Miscellaneous,” the third to last paragraph thereunder of the Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“During the two years preceding the date of Raymond James’ written opinion, Raymond James had been engaged by or otherwise performed buy-side advisory services for the Company, for which it had been paid fees. The total amount of fees and income received by Raymond James from the Company for providing the foregoing services during the two-year period preceding the date of Raymond James’ written opinion was $275,000, which consisted of a customary retainer fee of $25,000 and buy-side fees of $250,000. During the past two years preceding the date of Raymond James’ written opinion, Raymond James has been engaged by or otherwise performed certain financial advisory services for certain portfolio companies of the Aurora Funds and their affiliates. The total amount of fees and income received by Raymond James from such portfolio companies for such services during the two-year period preceding the date of Raymond James’ written opinion was $1,750,000, consisting of a customary fee for recapitalization transaction.  Raymond James is also currently providing financial advisory services to a portfolio company of an affiliate of the Aurora Funds for which it will be entitled to a customary transaction fee upon consummation of a successful transaction. Raymond James has not been engaged by or otherwise performed services for Parent or Purchaser in the two years preceding the date of Raymond James’ written opinion.”

7.	In the discussion following the caption “Certain Management Forecasts—Certain Unaudited Prospective Financial Information,” the following new chart is hereby added at the end of such discussion:

Management financial model
FYE 6/30, $ thousands
	2023E	2024E	2025E	2026E	2027E

Total Revenue	$73,376	$80,511	$88,361	$98,258	$103,958
% Growth	12.8%	9.7%	9.8%	11.2%	5.8%
Cost of Goods Sold	49,069	52,452	56,163	60,740	63,887
Gross Profit	$24,307	$28,059	$32,198	$37,518	$40,071
% Margin	33.1%	34.9%	36.4%	38.2%	38.5%
SG&A	18,866	19,857	20,924	21,580	22,158
Depreciation & Amortization	923	951	979	1,008	1,039
Operating Income (Loss)	$4,518	$7,251	$10,296	$14,929	$16,874
Other Income (Expense)	(185)	(149)	(113)	(87)	(71)
Pre-Tax Income (Loss)	$4,333	$7,102	$10,182	$14,841	$16,803
Income Tax Expense (Benefit)	1,062	1,740	2,495	3,636	4,117
Net Income (Loss)	$3,272	$5,362	$7,688	$11,205	$12,686
EBITDA	$6,877	$9,681	$12,798	$17,506	$19,529

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is amended and supplemented as follows:

1.	The discussion under the caption “Certain Litigation” is hereby revised and supplemented and replaced in its entirety by the following:

“On August 4, 2022, Dan Rodenbach filed a lawsuit concerning the Transactions against the Company and the directors of the Company in the U.S. District Court for the Southern District of New York.  The case is captioned Rodenbach v. Sharps Compliance Corp. et al., Case No. 1:22-cv-006647 (S.D.N.Y.). On August 5, 2022, Jeffrey D. Justice, II and Marc Waterman filed additional similar lawsuits concerning the Transactions against the Company and the directors of the Company in the U.S. District Court for the Southern District of New York. Those cases are captioned Justice v. Sharps Compliance Corp. et al., Case No. 1:22-cv-06689 (S.D.N.Y.), and Waterman v. Sharps Compliance Corp. et al., Case No. 1:22-cv-06697 (S.D.N.Y.).  On August 9, 2022, Anthony Morgan filed an additional similar lawsuit concerning the Transactions against the Company and the directors of the Company in the U.S. District Court for the Southern District of New York. The case is captioned Morgan v. Sharps Compliance Corp. et al., Case No. 1:22-cv-06779 (S.D.N.Y.).  The four lawsuits assert that the Company misrepresented or omitted material information pertaining to the Transactions in the Schedule 14D-9 filed on July 25, 2022, including but not limited to the alleged omission of material information regarding the engagement of, and the financial analyses conducted by, Raymond James & Associates, Inc. in connection with the Transactions, and with respect to the alleged omission of material information regarding the Company’s financial projections. The lawsuits collectively assert claims under Sections 14 and 20 of the Exchange Act and the rules promulgated thereunder. The complaints seek injunctive relief, damages, declaratory relief, litigation costs, and other unspecified costs and relief.

As of August 17, 2022, the Company has also received multiple stockholder demand letters, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed.

The outcome of these lawsuits and demand letters cannot be predicted with certainty; however, the Company believes that they are without merit and intends to vigorously defend against them.  Additional lawsuits or demand letters may be filed against or received by the Company, its directors, or other parties in connection with the Transactions.  If additional similar complaints or demand letters are filed or served, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 18, 2022	SHARPS COMPLIANCE CORP.

	By:	/s/ W. Patrick Mulloy
	Name:	W. Patrick Mulloy
	Title:	Chief Executive Officer and President